UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849) and Form S-8 (File No. 333-191416).

Other Events

WNS (Holdings) Limited (WNS), a leading provider of global Business Process Management (BPM) services, today announced that on March 11, 2016 the company entered into a definitive agreement to acquire Value Edge Research Services Pvt. Ltd., a leading provider of commercial research and analytics services to clients in the Pharma / Biopharma industry. Value Edge provides consulting grade marketing and data analytics to a blue-chip roster of globally leading bio-pharma companies. Value Edge has created a cloud-based advanced technology platform designed to provide clients with competitive intelligence (CI) to drive strategic decision-making. Core company offerings include CI, opportunity assessment, forecasting, reporting & dash-boarding, modeling, business intelligence (BI) tool building, and data analysis. The company also provides services in the areas of pricing analytics, patient data analysis, key account management (KAM), sales force effectiveness (SFE), and social media monitoring.

The acquisition of Value Edge is intended to deepen WNS’s domain and specialized analytical capabilities in the growing pharma market, and provide WNS with a technology asset which is leverageable across clients and industries.

The acquisition of Value Edge is subject to Reserve Bank of India (RBI) approval and other customary closing conditions, and is expected to close in the first quarter of fiscal 2017. Cash consideration for the transaction is $17.5 million plus adjustments for cash and working capital. WNS intends to fund the consideration with cash on hand. Value Edge currently employs over 100 people in India, the United States and Europe.

Forward-Looking Statements

This report contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about Value Edge, our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of the completion of our acquisition of Value Edge, the timing of the completion of our acquisition of Value Edge, and the expected benefits of our acquisition of Value Edge, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: March 11, 2016	By:	/s/ Sanjay Puria

	Name:	Sanjay Puria
	Title:	Group Chief Financial Officer